July 27, 2018

Jeffrey Sherman
Executive Vice President, Chief Financial Officer and Treasurer
HMS Holdings Corp.
5615 High Point Drive
Irving, TX 75038

       Re: HMS Holdings Corp.
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 7, 2018
           File No. 000-50194

Dear Mr. Sherman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to the Consolidated Financial Statements
Note 3. Revenue Recognition, page 12

1. We note your disclosure for both your coordination of benefits revenue and your payment integrity revenue that revenue is recognized when, or as, the performance obligation is satisfied. Please tell us and revise to clarify if revenue from these services is recognized over time or at a point in time. Please also clarify your methods used to measure progress, if applicable, and why the methods reflect a faithful depiction of the transfer of the services. Reference ASC 606-10-50-18 and 19.
2. We note your disclosure that your care management and consumer engagement service revenue is generally recognized monthly/yearly based on the services performed. Please clarify if this revenue is recognized over time, the method used to measure progress, if
 Jeffrey Sherman
HMS Holdings Corp.
July 27, 2018
Page 2
         applicable, and why the method reflects a faithful depiction of the transfer of the services.
         Reference ASC 606-10-50-18.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.


FirstName LastNameJeffrey Sherman
                                                                Division of
Corporation Finance
Comapany NameHMS Holdings Corp.
                                                                Office of
Information Technologies
July 27, 2018 Page 2                                            and Services
FirstName LastName